2016

INVESTOR PRESENTATION

First Quarter 2016
April 27, 2016



Disclosures

CAUTIONARY STATEMENT

This investor presentation may contain forward-looking statements, as defined by federal securities laws, including statements about United's financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s filings with the Securities and Exchange Commission, including its 2015 Annual Report on Form 10-K and its most recent quarterly report on Form 10-Q under the sections entitled "Forward-Looking Statements." Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

NON-GAAP MEASURES

This presentation also contains financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). Such non-GAAP financial measures may include: operating net income, operating net income available to common shareholders, operating diluted income per common share, operating ROE, operating ROA, operating efficiency ratio, operating dividend payout ratio, operating expenses, pre-tax, pre-credit earnings, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets. The most comparable GAAP measures to these measures are: net income, net income available to common shareholders, diluted income per common share, ROE, ROA, efficiency ratio, dividend payout ratio, expenses, net income, and equity to assets.

Management uses these non-GAAP financial measures because we believe they are useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as for comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' included in the exhibits to this presentation.

Snapshot of United Community Banks, Inc.



- *Headquartered in Blairsville, GA*
- *Regional Headquarters in Greenville, SC*
- *Four state regional community bank: GA, NC, SC and TN*
- *One of the largest community banks in the Southeast*
- *Established in 1950*
- *135 locations*
- *1,922 employees*

Market Data

Ticker	UCBI
Price (as of 4/22/16)	$20.14
Market Cap	$1.4B
P/E (2016e)	14.3x
P/TBV	166%
Avg. Daily Vol. (LTM)	374,367
Institutional Ownership	78.0%
Quarterly Dividend	$0.07

First Quarter 2016

Assets	$9.8B
Loans	$6.1B
Deposits	$8.0B
EPS	$0.33
Total RBC	12.3%
CET1	11.3%
NPAs/Assets	0.28%
Operating ROA	1.00%
ROTCE	10.91%

Forbes 2016
BEST BANKS
IN AMERICA

United Foundation – The Bank that SERVICE Built


UNITED
VALUABLE FRANCHISE
29 COMMUNITY BANKS
DISCIPLINED GROWTH STRATEGY
LOCAL CEOS
STRATEGIC FOOTPRINT
DEMOGRAPHICALLY ATTRACTIVE MARKETS
CORPORATE BANKING
INCOME-PROPERTY LENDING
ASSET BASED LENDING
MORTGAGE SERVICES
TREASURY MANAGEMENT
SBA LENDING
BROKERAGE
TALENTED BANKERS
The Bank That SERVICE Built.®

First Quarter 2016 Highlights



EARNINGS [1]

Operating Earnings Per Share



Net Interest Revenue
in millions



Fee Revenue
in millions



PROFITABILITY [1]

Net Interest Margin



Operating Return on Assets



Operating Return on Tangible Common Equity



ASSET QUALITY

Allowance as % of



Net Charge-Offs as % of Average Loans



Non-Performing Assets as % of Total Assets

[1] See non-GAAP reconciliation table slides at the end of the exhibits for a reconciliation of operating performance measures to GAAP performance measures

ucbi.com | 5

First Quarter 2016 Highlights

taxable equivalent	2015 Q1	2015 Q2 (2)	2015 Q3 (3)	2015 Q4	2016 Q1	Variance - Incr / (Decr) Q415	Variance - Incr / (Decr) Q115
EARNINGS SUMMARY ($ in thousands)							
Operating Net Income [1]	$17,670	$19,989	$21,726	$23,800	$23,944	$ 144	$ 6,274
Net Income	17,670	17,796	17,862	18,183	22,274	4,091	4,604
Net Interest Revenue	57,617	61,317	65,718	74,048	75,222	1,174	17,605
Fee Revenue	15,682	17,266	18,297	21,284	18,606	(2,678)	2,924
Operating Expenses [1]	43,061	45,247	48,525	56,410	55,232	(1,178)	12,171
PER SHARE DATA							
Operating Diluted EPS [1]	$ 0.29	$ 0.32	$ 0.33	$ 0.33	$ 0.33	$ -	$ 0.04
Diluted EPS	0.29	0.28	0.27	0.25	0.31	0.06	0.02
Tangible Book Value per Share	12.53	12.66	12.08	12.06	12.40	0.34	(0.13)
KEY OPERATING PERFORMANCE MEASURES							
Operating Return on Assets [1]	0.94 %	1.00 %	1.00 %	0.99 %	1.00 %	0.01	0.06
Return on Assets	0.94	0.89	0.82	0.76	0.93	0.17	(0.01)
Return on Tangible Common Equity [1]	9.46	10.20	10.29	10.87	10.91	0.04	1.45
Return on Common Equity	9.34	8.83	7.85	7.02	8.57	1.55	(0.77)
Net Interest Margin	3.31	3.30	3.26	3.34	3.41	0.07	0.10
Operating Efficiency Ratio [1]	59.15	57.59	57.81	59.41	59.10	(0.31)	(0.05)
ASSET QUALITY							
Allowance for Loan Losses to Loans	1.46 %	1.36 %	1.15 %	1.14 %	1.09 %	(0.05)	(0.37)
NPAs to Loans and Foreclosed Properties	0.42	0.41	0.46	0.46	0.45	(0.01)	0.03
NPAs to Total Assets	0.26	0.26	0.29	0.29	0.28	(0.01)	0.02
AT PERIOD END ($ in millions)							
Loans	$ 4,788	$ 5,174	$ 6,024	$ 5,995	$ 6,106	$ 111	$ 1,318
Investment Securities	2,201	2,322	2,457	2,656	2,757	101	556
Total Assets	7,655	8,237	9,404	9,616	9,781	165	2,126
Deposits	6,438	6,808	7,905	7,881	7,960	79	1,522

[1] See non-GAAP reconciliation table slides at the end of the exhibits [2] Reflects the acquisition of First National Bank, which closed on May 1, 2015 [3] Reflects the acquisition of Palmetto, which closed on September 1, 2015

First Quarter 2016 Highlights

		1Q16	4Q15	1Q15
Net Income ($ in millions)	Operating(1)	$ 23.9	$ 23.8	$ 17.7
	GAAP	22.3	18.2	17.7
EPS	Operating(1)	.33	.33	.29
	GAAP	.31	.25	.29
ROA	Operating(1)	1.00%	.99%	.94%
	GAAP	.93	.76	.94
ROTCE	Operating(1)	10.91	10.87	9.46
ROCE	GAAP	8.57	7.02	9.34

Protecting High-Quality Balance Sheet (1)

Asset Quality

- ▶ Top-Quartile Credit Quality Performance
  - Provision recovery of $200 thousand – decreased $500 thousand from 4Q15 and $2.0 million from 1Q15
  - Net charge-offs to loans of 14bps (or 0.14%) - increased 5bp from 4Q15 and decreased 8bp from 1Q15
  - NPAs were 0.28% of total assets compared with 0.29% in 4Q15 and 0.26% in 1Q15
  - Allowance 1.09% of total loans compared with 1.14% at 4Q15 and 1.46% at 1Q15

Capital Management

- ▶ Solid and Well-Capitalized Regulatory Capital Ratios
  - Tier I Common to Risk Weighted Assets of 11.3% and Tier I Leverage of 8.4%
  - Tier I Risk Based Capital of 11.3% and Total Risk Based Capital of 12.3%
- ▶ Dividend Growth
  - Quarterly dividend of $0.07 per share up from $0.06 paid in the fourth quarter 2015
  - Operating dividend payout ratio of 21.2% in 1Q16 compared with 18.2% in 4Q15 and 17.2% in 1Q15

(1) See non-GAAP reconciliation table slides at the end of the exhibits for a reconciliation of operating performance measures to GAAP performance measures

First Quarter 2016 Highlights

Increasing Profitability

Taxable Equivalent Net Interest Revenue	► **$75.2 Million - Loan And Investment Security Growth And Improved Net Interest Margin Yields Positive Net Interest Revenue Results** ● Increased $1.2 million from 4Q15 and $17.6 million from 1Q15 ● Average loans totaled $6.0 billion in 1Q15 and 4Q15 up from $4.7 billion in 1Q15
Taxable Equivalent Net Interest Margin	► **3.41% - Second Consecutive Quarterly Increase** ● Increased from 3.34% in Q415 and 3.31% in 1Q15 ● Loan yield increased to 4.29% in 1Q16 up from 4.22% in Q415 and 4.28% in 1Q15 ● Investment securities yield increased to 2.34% in 1Q16 up from 2.31% in Q415 and 2.21% in 1Q15 ● Funding costs increased slightly to 0.37% in 1Q16, a 1 bp increase from 4Q15 and a 5 bp decrease from 1Q15
Fee Revenue	► **$18.6 Million – Fee Revenue Expansion Focus Through Targeted Growth Initiatives** ● Decreased $2.7 million from 4Q15 and increased $2.9 million from 1Q15 ● Trailing quarter impacted by mostly seasonal decreases in services charges and fees ($1.4 million), gains from sales of government guaranteed loans ($758 thousand) and other fee revenue ($541 thousand). ● Year-over-year increase positively impacted by increases in service charges and fees ($2.5 million), mortgage loan and other related fees ($534 thousand), other fee revenue ($403 thousand) and a decline in losses resulting from the prepayment of debt ($1.0 million). These positive impacted were partially offset by declines in brokerage fees ($498 thousand) and net securities gains ($1.2 million).

First Quarter 2016 Highlights

Generating Growth

Loan Growth	▶ Well-Diversified Loan Portfolio ● Increased $111 million from the fourth quarter 2015, or 7% annualized, and $439 million from the first quarter 2015, or 9%, excluding mergers and healthcare loan sale ● Strong loan production of $562 million vs. $590 million in 4Q15 and $423 million in 1Q15
Core Transaction Deposits	▶ $5.4 Billion – Growing Lower-Cost, Core Transaction Deposits ● Increased $113 million from the fourth quarter 2015, or 11% annualized, and $431 million from the first quarter 2015, or 11%, excluding deposits acquired in mergers
Acquisitions	▶ 2016 - Tidelands Bancshares, Inc. ● Announced merger with Tidelands Bancshares, Inc., the holding company for Tidelands Bank, Mt. Pleasant, South Carolina, in April 2016 ● Anticipated closing during the third quarter of 2016 ● This strategic purchase completes a two-step plan, accelerating growth in attractive coastal South Carolina markets, providing additional organic growth from lift-out of an experienced lending team and will be immediately accretive to operating earnings. ▶ Executing on and Integrating 2015 Acquisitions ● Closed merger with Palmetto Bancshares, Inc. (The Palmetto Bank: "Palmetto") on Sept. 1 o Completed systems conversion in February 2016

Protecting High-Quality Balance Sheet
Credit Quality



$ in millions

	1Q15		2Q15		3Q15		4Q15		1Q16	
Net Charge-offs	$ 2.6	$	1.0	$	1.4	$	1.3	$	2.1	
as % of Average Loans	0.22	%	0.08	%	0.10	%	0.09	%	0.14	%
Allowance for Loan Losses	$ 70.0	$	70.1	$	69.1	$	68.4	$	66.3	
as % of Total Loans	1.46	%	1.36	%	1.15	%	1.14	%	1.09	%
as % of NPLs	368		373		344		302		296	
Past Due Loans (30 - 89 Days)	0.25	%	0.24	%	0.27	%	0.26	%	0.21	%
Non-Performing Loans	$ 19.0	$	18.8	$	20.0	$	22.6	$	22.4	
OREO	1.2		2.4		7.7		4.9		5.2	
Total NPAs	20.2		21.2		27.7		27.5		27.6	
Performing Classified Loans	121.7		115.7		136.0		127.5		112.8	
Total Classified Assets	$ 141.9	$	136.9	$	163.7	$	155.0	$	140.4	
as % of Tier 1 / Allowance	20	%	18	%	18	%	17	%	16	%
Accruing TDRs	$ 82.3	$	86.1	$	84.6	$	83.0	$	72.8	
As % of Original Principal Balance										
Non-Performing Loans	72.0	%	64.9	%	70.3	%	71.4	%	69.3	%
OREO	56.6		46.6		45.8		34.2		38.2	
Total NPAs										
as % of Total Assets	0.26		0.26		0.29		0.29		0.28	
as % of Loans & OREO	0.42		0.41		0.46		0.46		0.45	

Protecting High-Quality Balance Sheet
Prudent Capital Management

Holding Company	Target	1Q16	4Q15	3Q15	2Q15	1Q15
Tier I Risk-Based Capital	11 – 12%	11.3%	11.5%	11.4%	11.9%	11.5%
Total Risk-Based Capital	12 – 13	12.3	12.5	12.5	13.1	12.8
Leverage	8.5 – 9.5	8.4	8.3	9.1	9.1	8.7
Tier I Common Risk-Based Capital	10 – 11	11.3	11.5	11.4	11.9	11.5
Tangible Common Equity to Risk-Weighted Assets		12.8	12.8	13.1	13.2	13.5
Tangible Equity to Assets		9.4	9.4	9.9	9.9	9.8

► All regulatory capital ratios above "well-capitalized"

► Paid quarterly shareholder dividend of 7 cents per share on April 1, 2016 to shareholders of record on March 15, 2016

► Palmetto acquisition lowered all ratios (as expected) in 3Q15 and lowered Leverage ratio further in 4Q15 (full quarter impact of average assets)

► Continued strong core earnings (with DTA recovery) driving regulatory capital growth

Increasing Profitability
Earnings, Fee Revenue, and Operating Expenses



Earnings
(pre-tax, pre-credit)

$ in thousands

		Variance - Incr/(Decr)	
	1Q16	4Q15	1Q15
Net Interest Revenue	$ 75,222	$ 1,174	$ 17,605
Fee Revenue	18,606	(2,678)	2,924
Gross Revenue	93,828	(1,504)	20,529
Operating Expenses	55,232	(1,178)	12,171
Pre-Tax, Pre-Credit Earnings	**38,596**	**(326)**	**8,358**
Merger-Related and Other Charges	(2,653)	6,425	(2,653)
Provision for Credit Losses	200	500	2,000
Income Taxes	(13,848)	(2,512)	(3,080)
Reported - GAAP	**$ 22,295**	**$ 4,087**	**$ 4,625**
Net Interest Margin	3.41 %	0.07 %	0.10

Fee Revenue

$ in thousands

		Variance - Incr/(Decr)	
	1Q16	4Q15	1Q15
Overdraft Fees	$ 3,393	$ (479)	$ 795
Interchange Fees	4,973	(472)	1,335
Other Service Charges	1,760	(423)	381
Total Service Charges and Fees	10,126	(1,374)	2,511
Mortgage Loan & Related Fees	3,289	(1)	534
Brokerage Fees	1,053	(5)	(498)
Gains from SBA Loan Sales	1,237	(758)	96
Securities Gains, Net	379	1	(1,160)
Loss from Prepayment of Debt	-	-	1,038
Other	2,522	(541)	403
Fee Revenue	**$18,606**	**$ (2,678)**	**$ 2,924**

Operating Expenses

$ in thousands

		Variance - Incr/(Decr)	
	1Q16	4Q15	1Q15
Salaries & Employee Benefits	$ 33,062	$ 123	$ 6,616
Communications & Equipment	4,290	(445)	1,019
Occupancy	4,723	57	1,445
FDIC Assessment	1,524	61	315
Advertising & Public Relations	864	(114)	114
Postage, Printing & Supplies	1,280	(13)	342
Professional Fees	2,700	(631)	781
Other Expense	6,789	(216)	1,539
Operating Expenses	**55,232**	**(1,178)**	**12,171**
Merger-Related and Other Charges	2,653	(6,425)	2,653
Expenses	**$ 57,885**	**$ (7,603)**	**$ 14,824**

Increasing Profitability

Key Drivers of Net Interest Revenue / Margin

Net Interest Revenue & Margin



Millions
$80
$70
$60
$50
$40
$30
$57.6
$61.3
$65.7
$74.0
$75.2
3.31%
3.30%
3.26%
3.34%
3.41%
3.50%
3.25%
3.00%
1Q15
2Q15
3Q15
4Q15
1Q16

1Q16 Impacted By

NET INTEREST REVENUE

- ▶ Strong loan and core deposit growth
- ▶ Current rising interest rate environment

Net Interest Revenue Key Drivers

Loan / Securities Pricing



5%
4%
3%
2%
1%
0%
Loan Yields
4.28%
4.22%
4.29%
Investment Securities Yields - Taxable
2.18%
2.29%
2.32%
Average Rate on Interest Bearing Deposits
0.19%
0.16%
0.16%
1Q15
2Q15
3Q15
4Q15
1Q16

Customer Deposit Pricing (1)



.25%
.20%
.15%
.10%
.05%
.00%
0.19%
0.21%
0.24%
MMDA
0.16%
0.16%
0.17%
CDs
0.11%
0.09%
0.10%
NOW
1Q15
2Q15
3Q15
4Q15
1Q16

(1) Excludes brokered deposits



Driving Fee Revenue through Core Banking Infrastructure

Fee Revenue
in millions



Legend:
- Service Charges
- Other
- Brokerage
- Mortgage
- SBA

SBA Fees (Gains) and Production [1]
in millions



Mortgage Fees and Production [1]
in millions



SBA

- ► 1Q16 Sales $32 million
- ► 2015 Sales $71 million
- ► Target market: small businesses with revenue between $1 million & $25 million
- ► 2 Channels
  - • Footprint
  - • National Verticals

Mortgage

- ► Growth Strategy
  - • Building on proven strengths in legacy markets of capturing business from a large percentage of United customers
  - • Increase sales capacity in metro area growth markets
  - • Compete favorably on product and service with banks and non-banks of all sizes

Generating Growth

New Loans Funded and Advances(1)

$ in millions

New Loans Funded and Advances



$600
$550
$500
$450
$400
$350
$422.8
$526.1
$452.0
$590.0
$562.3
1Q15
2Q15
3Q15
4Q15
1Q16

New Loans Funded and Advances by Category

	1Q16	4Q15	1Q15	Variance-Incr(Decr) 4Q15	Variance-Incr(Decr) 1Q15
Commercial & Industrial	$ 133.9	$ 160.5	$ 107.5	$ (26.6)	$ 26.4
Owner Occupied CRE	74.3	84.4	54.2	(10.1)	20.1
Income Producing CRE	86.3	100.1	68.3	(13.8)	18.0
Commercial Constr.	11.0	16.3	9.5	(5.3)	1.5
Total Commercial	305.5	361.3	239.5	(55.8)	66.0
Residential Mortgage	41.4	34.7	25.5	6.7	15.9
Residential HELOC	51.1	41.6	29.4	9.5	21.7
Residential Construction	72.6	58.3	37.8	14.3	34.8
Consumer	91.7	94.1	90.6	(2.4)	1.1
Total	$ 562.3	$ 590.0	$ 422.8	$ (27.7)	$ 139.5

New Loans Funded and Advances by Region

	1Q16	4Q15	1Q15	Variance-Incr(Decr) 4Q15	Variance-Incr(Decr) 1Q15
Atlanta	$ 89.0	$ 94.7	$ 83.3	$ (5.7)	$ 5.7
Coastal Georgia	39.2	59.2	43.4	(20.0)	(4.2)
N. Georgia	51.3	61.0	47.0	(9.7)	4.3
North Carolina	30.4	27.6	19.6	2.8	10.8
Tennessee	27.7	27.3	15.0	.4	12.7
Gainesville	12.5	21.5	12.3	(9.0)	0.2
South Carolina	97.5	68.3	3.6	29.2	93.9
Total Community Banks	347.6	359.6	224.2	(12.0)	123.4
Asset-based Lending	30.0	18.4	8.9	11.6	21.1
Commercial RE	22.8	47.5	36.0	(24.7)	(13.2)
Healthcare	-	-	39.5	-	(39.5)
Middle Market	39.3	48.2	16.7	(8.9)	22.6
SBA	21.5	24.1	7.3	(2.6)	14.2
Builder Finance	31.4	19.2	14.7	12.2	16.7
Total Specialized Lending	145.0	157.4	123.1	(12.4)	21.9
Indirect Auto	69.7	73.0	75.5	(3.3)	(5.8)
Total	$ 562.3	$ 590.0	$ 422.8	$ (27.7)	$ 139.5

(1) Represents new loans funded and net loan advances (net of payments on lines of credit)

Generating Growth
Loan Mix



Loans by Category in millions	2012	2013	2014	2015	1Q16
Commercial C & I	$ 458	$ 472	$ 710	$ 785	$ 855
Owner-Occupied CRE	1,131	1,134	1,163	1,494	1,434
Income-Producing CRE	682	623	599	824	880
Commercial Constr.	155	149	196	342	354
Total Commercial	2,426	2,378	2,668	3,445	3,523
Residential Mortgage	829	875	866	1,029	1,032
Residential HELOC	385	441	466	598	604
Residential Construction	382	328	299	352	348
Consumer	115	111	104	115	125
Indirect Auto	38	196	269	456	474
Total Loans	$ 4,175	$ 4,329	$ 4,672	$ 5,995	$ 6,106

Loans by Region in millions	2012	2013	2014	2015	1Q16
North Georgia	$ 1,364	$ 1,240	$ 1,163	$ 1,125	$ 1,097
Atlanta MSA	1,204	1,235	1,243	1,259	1,257
North Carolina	579	572	553	549	543
Coastal Georgia	400	423	456	537	543
Gainesville MSA	261	255	257	254	248
East Tennessee [1]	283	280	280	504	495
South Carolina [2]	-	4	30	819	821
Total Community Banks	4,091	4,009	3,982	5,047	5,004
Specialized Lending	46	124	421	492	628
Indirect Auto [3]	38	196	269	456	474
Total Loans	$ 4,175	$ 4,329	$ 4,672	$ 5,995	$ 6,106

[1]Includes $244 million from the acquisition of FNB on May 1, 2015
[2]Includes $733 million from the acquisition of Palmetto on September 1, 2015
[3]Includes $63 million from the acquisition of Palmetto on September 1, 2015

Generating Growth
Customer Deposit Mix



Deposits by Category in millions					
	2012	2013	2014	2015	1Q16
Non-Interest Bearing Core					
Demand Deposit	$ 1,188	$ 1,311	$ 1,471	$ 2,089	$ 2,203
Interest Bearing Core					
NOW	654	659	668	1,109	1,058
MMDA	1,145	1,218	1,259	1,584	1,614
Savings	226	250	292	469	489
Total Interest Bearing Core	2,025	2,127	2,219	3,162	3,161
Total Core Trans Deposits	3,213	3,438	3,690	5,251	5,364
Time (Customer)	1,724	1,445	1,223	1,251	1,204
Public Funds (Customer)	770	894	989	1,032	952
Brokered	245	412	425	347	440
Total Deposits	$ 5,952	$ 6,189	$ 6,327	$ 7,881	$ 7,960

Core Transaction Deposit Growth by Category & Region in millions					
	2012	2013	2014	2015	1Q16
Demand Deposit	$ 232	$ 123	$ 161	$ 618	$ 114
NOW	(65)	4	9	441	(51)
MMDA	115	73	41	325	30
Savings	29	24	41	177	20
Growth by Category	$ 311	$ 224	$ 252	$ 1,561	$ 113
Atlanta MSA	$ 160	$ 75	$ 84	$ 223	$ 46
North Georgia	41	62	90	158	60
North Carolina	47	42	35	63	1
Coastal Georgia	38	2	22	24	1
East Tennessee [1]	9	4	8	234	(12)
Gainesville MSA	16	19	10	34	11

[1]Includes $247 million from the acquisition of FNB on May 1, 2015
[2]Includes $790 million from the acquisition of Palmetto on September 1, 2015

High-Quality, Low-Cost Core Transaction Deposit Base



in billions

Year	Interest bearing core transaction	Non-interest bearing core transaction	Total
2012	$2.02	$1.19	$3.21
2013	$2.13	$1.31	$3.44
2014	$2.22	$1.47	$3.69
2015	$3.16	$2.09	$5.25
1Q16	$3.16	$2.20	$5.36

■ Non-interest bearing core transaction

■ Interest bearing core transaction

Cost of Interest-Bearing Deposits

Year	Cost
2012	0.50%
2013	(0.31%)
2014	0.25%
2015	0.17%
1Q16	0.16%

Generating Growth

Acquisition of Tidelands Bancshares, Inc.

Transaction Summary

- $11.2 million aggregate transaction value; 100% cash consideration
  - $2.2 million value to common, or $0.52 per common share
  - $9.0 million to redeem TARP, which represents a 56% discount
- Target cost savings: approximately $5.0 million
- Total credit mark: $22.7 million
  - Loan mark of $16.3 million gross or 5.0% of gross loans
  - OREO mark of $6.4 million or 50% of year-end 2015 balances
  - Covers nonaccrual loans and OREO of $20.5 million
- Estimated $0.09 to $0.10 EPS accretive in 2017
- Tangible book value dilution of approximately 1.5% with expected earn-back in just over two years
- Pro forma Tier 1 common of 11.5%+
- Anticipated internal rate of return in excess of 20%

Company Overview

Headquarters	Mt. Pleasant, SC
Established	2003
Branches (7)	Charleston (4) Myrtle Beach (2) Hilton Head (1)
Ticker (OTC Pink)	TDBK
Assets ($MM)	$466
Total Gross Loans ($MM)	$325
Deposits ($MM)	$421
Total Risk-Based Capital Ratio	2.20%
NPAs / Assets [1]	4.40%
LTM ROAA	(0.38%)

Transaction Rationale

- Significantly accelerates UCBI's Coastal South Carolina expansion and leverages existing lift-out team of experienced bankers and in-market resources, fully executing the two-step Coastal SC growth plan
- Tidelands' markets are in the top 10 fastest growing in the U.S
- Significant cost synergies enhance already compelling deal economics
- Consistent with UCBI's Southeastern expansion strategy
- Projected earnings accretion offsets the estimated earnings reduction associated with crossing the $10 billion threshold
- Integration risk is offset by merger experience / preparedness and local management already in place

Combined Branch Map



95
26
Myrtle Beach
Garden City Beach
North Charleston
Summerville
Charleston
Hilton Head Island
Savannah

United Community Banks, Inc. (134)   Tidelands Bancshares, Inc. (7)

Source: SNL Financial - Financial Metrics as of December 31, 2015

(1) NPAs / Assets = (Nonaccrual Loans + OREO) / Total Assets

EXHIBITS

United Community Banks, Inc.

Who We Are

Protecting High-Quality Balance Sheet

- ► Underwriting conservatism and portfolio diversification
- ► Top quartile credit quality performance
- ► Prudent capital, liquidity and interest-rate risk management
- ► Focused on improving return to shareholders with increasing return on tangible common equity and dividend growth

Increasing Profitability

- ► Announced 1.10% operating ROA target by Q416, up from current 1.00% level
- ► Managing a steady margin with minimal accretion income
- ► Fee revenue expansion through focused growth initiatives
- ► Continued operating expense discipline while investing in growth opportunities
- ► Executing on M&A cost savings
- ► High-quality, low-cost core deposit base

Generating Growth

- ► Entered into and continue to target new markets with team lift-outs (Charleston, Greenville, Atlanta)
- ► Continuous emphasis on and enhancement of Mortgage product offerings to drive loan and revenue growth
- ► Addition of Specialized Lending platforms (income-property lending, asset-based lending, SBA lending, builder finance) and actively pursuing additional platforms
- ► Acquisitions that fit our footprint and culture and deliver desired financial returns

Protecting High-Quality Balance Sheet

Disciplined Credit Processes



Granular Portfolio – Exposure and Industry Limits

- Legal Lending Limit $ 241M
- House Lending Limit   28M
- Project Lending Limit   17M
- Top 25 Relationships   332M

Concentration limits set for all segments of the portfolio

Consistent Underwriting

STRUCTURE
- Centralized underwriting and approval process for consumer credit
- Distributed Regional Credit Officers (reporting to Credit) for commercial
- Dedicated Special Assets team
- Eight of the top twelve credit leaders recruited post-crisis

PROCESS
- Weekly Senior Credit Committee
- Continuous external loan review
- Monthly commercial asset quality review
- Monthly retail asset quality review meetings
- Centralized consumer collections
- Bi-weekly Potential NAL and NAL/ORE meetings
- Quarterly criticized watch loan review meetings
- Quarterly portfolio review meetings

POLICY
- Continuous review and enhancements to credit policy
- Quarterly reviews of portfolio limits and concentrations

Protecting High-Quality Balance Sheet

Loan Portfolio Transformation and Diversification

Portfolio as of 12/31/2008



- Commercial (C&I)
- Commercial Construction
- CRE Income Producing
- CRE Owner-Occupied
- Residential Construction
- Residential Mortgage
- Installment

Portfolio as of 3/31/2016



- Commercial (C&I)
- Commercial Construction
- CRE Income Producing
- CRE Owner-Occupied
- Residential Construction
- Residential Mortgage & HELOC
- Installment

► Specialized Lending, which began in 2013, had loans totaling $628 million at March 31, 2016 (10% of the loan portfolio).

Protecting High-Quality Balance Sheet

Excellent Credit Performance and Management

4Q15 NPA Ratio



► Eight of the top twelve credit leaders recruited post-crisis

► Centralization of special assets

► Centralization of consumer loan underwriting and approval

► Changed commercial approval process, including a Senior Credit Committee for visibility and culture building

► Instituted highly-disciplined concentration management process

► Dedicated credit officers for all specialty businesses and community markets

Source: SNL Financial LC

Note: Peer comparison banks comprise the KBW Regional Bank Index (ticker: KRX)

Protecting High-Quality Balance Sheet
Performing Classified Loans

$ in millions



	1Q15	2Q15	3Q15	4Q15	1Q16
By Category					
Commercial & Industrial	$ 7	$ 6	$ 6	$ 6	$ 8
Owner-Occupied CRE	44	40	42	40	32
Total Commercial & Industrial	51	46	48	46	40
Income-Producing CRE	20	19	30	30	27
Commercial Construction	3	3	3	1	1
Total Commercial	74	68	81	77	68
Residential Mortgage	30	30	36	31	31
Residential HELOC	6	6	7	7	6
Residential Construction	10	10	10	11	7
Consumer / Installment	2	2	2	2	1
Total Performing Classified	$ 122	$ 116	$ 136	$ 128	$ 113
Classified to Tier 1 + ALL	20 %	18 %	18 %	17 %	16 %

Protecting High-Quality Balance Sheet

TDRs

$ in millions

LOAN TYPE	Accruing			Non-Accruing			Total TDRs		
	1Q16[1]	4Q15	1Q15	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15
Commercial & Industrial	$ 2.2	$ 2.8	$ 2.8	$ -	$ 0.1	$ 0.1	$ 2.2	$ 2.9	$ 2.9
Owner-Occupied CRE	24.7	30.8	28.2	2.6	1.3	1.0	27.3	32.1	29.2
Income-Producing CRE	20.5	15.4	14.4	.2	.2	.1	20.7	15.6	14.5
Commercial Construction	1.4	10.5	11.2	.1	.1	-	1.5	10.6	11.2
Total Commercial	48.8	59.5	56.6	2.9	1.7	1.2	51.7	61.2	57.8
Residential Mortgage	17.9	17.2	18.8	1.2	1.6	1.8	19.1	18.8	20.6
Residential HELOC	-	.2	.5	-	-	-	-	0.2	0.5
Residential Construction	5.2	5.2	6.3	.1	.1	1.1	5.3	5.3	7.4
Consumer / Installment	.9	.9	.1	.2	.2	-	1.1	1.1	0.1
Total TDRs	$ 72.8	$ 83.0	$ 82.3	$ 4.4	$ 3.6	$ 4.1	$ 77.2	$ 86.6	$ 86.4

Accruing TDRs



$90
$85
$80
$75
$70
$82.3
$86.1
$84.6
$83.0
$72.8
1Q15
2Q15
3Q15
4Q15
1Q16

- 1.4% of accruing TDRs are past due 30 – 89 days
- 60% of accruing TDRs are pass credits

(1) 86% of accruing TDR loans have an interest rate of 4% or greater

Protecting High-Quality Balance Sheet
Commercial Real Estate Diversification

Commercial Construction
in millions

	Committed			Outstanding		
Multi-Residential	$ 173	28.7	%	$ 84	23.7	%
Retail Building	82	13.6		45	12.7	
Land Develop - Vacant (Improved)	59	9.8		49	13.9	
Other Properties	59	9.8		35	9.9	
Warehouse	53	8.8		26	7.3	
Commercial Land Development	42	7.0		36	10.2	
Raw Land - Vacant (Unimproved)	41	6.8		32	9.0	
Office Buildings	34	5.6		10	2.8	
Hotels / Motels	27	4.5		27	7.6	
Assisted Living/Nursing Home/Rehab	15	2.5		5	1.5	
Churches	10	1.6		-	-	
Restaurants / Franchise	8	1.3		5	1.4	
Total Commercial Construction	$ 603	100.0	%	$ 354	100.0	%

Commercial Real Estate – Income Producing
in millions

	Committed			Outstanding		
Retail Building	$ 250	27.2	%	$ 240	27.3	%
Office Buildings	234	25.5		228	25.9	
Warehouse	99	10.8		94	10.7	
Hotels / Motels	88	9.6		85	9.7	
Multi-Residential	64	7.0		62	7.0	
Other Properties	54	5.9		50	5.7	
Convenience Stores	47	5.1		46	5.2	
Restaurants / Franchise Fast Food	33	3.6		33	3.8	
Manufacturing Facility	18	2.0		17	1.9	
Leasehold Property	8	0.9		8	0.9	
Automotive Service	7	0.8		3	0.3	
Daycare Facility	6	0.7		6	0.7	
Mobile Home Parks	5	0.5		5	0.6	
Automotive Dealership	4	0.4		3	0.3	
Total Commercial Real Estate - Income Producing	$ 917	100.0	%	$ 880	100.0	%



Outstanding Average Loan Size
(in thousands)
- Commercial Construction $693
- Commercial RE:
  - Composite CRE 485
  - Owner-Occupied 428
  - Income-Producing 675

Protecting High-Quality Balance Sheet
Liquidity

$ in millions

	Capacity	1Q16	4Q15	1Q15	vs 4Q15	vs 1Q15
WHOLESALE BORROWINGS						
Brokered Deposits [1]	$ 978	$ 447	$ 347	$ 498	$ 100	$ (51)
FHLB	1,028	510	430	270	80	240
Holding Company LOC	50	-	-	-	-	-
Fed Funds	645	-	-	-	-	-
Other Wholesale	1,217	-	17	-	(17)	-
Total	$ 3,918	$ 957	$ 794	$ 768	$ 163	$ 189
LONG-TERM DEBT						
Senior Debt		$ 160	$ 160	$ 75	$ -	$ 85
Trust Preferred Securities		6	6	39	-	(33)
Total Long-Term Debt		$ 166	$ 166	$ 114	$ -	$ 52
Cash		$ 71	$ 50	$ 46	$ 21	$ 25
Loans / Deposits						
Loans		$ 6,106	$ 5,995	$ 4,788	$ 111	$ 1,318
Core (DDA, MMDA, Savings)		$ 5,364	$ 5,251	$ 3,896	$ 113	$ 1,468
Public Funds		952	1,032	874	(80)	78
CD's		1,204	1,251	1,170	(47)	34
Total Deposits (excl Brokered)		$ 7,520	$ 7,534	$ 5,940	$ (14)	$ 1,580
Loan to Deposit Ratio		81%	80%	81%		
Investment Securities						
Available for Sale -Fixed		$ 1,783	$ 1,648	$ 1,114	$ 135	$ 669
-Floating		622	643	662	(21)	(40)
Held to Maturity -Fixed		348	361	396	(13)	(48)
-Floating		4	4	5	-	(1)
Total Investment Securities		$ 2,757	$ 2,656	$ 2,177	$ 101	$ 580
Floating as % of Total Securities		23%	24%	31%		

Wholesale Borrowings

Holding Company Long-Term Debt / Cash

Loans / Deposits

Investment Securities

Increasing Profitability

Path to 1.10% Operating ROA by Q416



Increasing Profitability

Operating Expense Discipline



Operating Efficiency Ratio (1)
70.00%
65.00%
60.00%
55.00%
50.00%
65.43%
63.14%
58.26%
59.15%
57.59%
57.81%
59.41%
59.10%
57.00%
2012
2013
2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Q1 2016
Target

- Efficiency improvements are attributable to various expense reduction initiatives while maintaining high business growth
- Declining trend sustained with substantial investments in growth and infrastructure

(1) See non-GAAP reconciliation table slides at the end of the exhibits for a reconciliation of operating performance measures to GAAP performance measures

Increasing Profitability

High-Quality, Low-Cost Core Deposit Base


4Q15 Cost of Deposits
0.6%
0.5%
0.4%
0.3%
0.2%
0.1%
0.0%
Median
CATY
ISBC
WAFD
BRKL
SBNY
VLY
PACW
CHCO
PVTB
FFBC
IBKC
UBSI
SNV
FULT
EWBC
WTFC
BPFH
TCB
NPBC
WBS
FNB
STBA
GBCI
PFS
PRK
BXS
FNFG
PB
PNFP
BOKF
FMER
FCF
HBHC
UMPQ
MBFI
ASB
ONB
TCBI
TRMK
FHN
CBSH
FMBI
UCBI
CBU
UMBF
CVBF
FFIN
BOH
WABC
COLB
SIVB

- ► Core deposits (excludes non-Jumbo CDs / Brokered) comprised 90% of our total deposits at December 31, 2015
- ► Our fourth quarter 2015 total cost of deposits was 12 basis points, which compared favorably to peers with a median of 23 basis points

Source: SNL Financial LC

Note: Peer comparison banks comprise the KBW Regional Bank Index (ticker: KRX)

Generating Growth

Steady Loan Growth

Total Loans
in billions



Legend: Organic | Acquired | Healthcare

- 2012: $4.18
- 2013: $4.33
- 2014: $4.68 ($0.16 Healthcare, $4.52 Organic)
- 2015: $6.00 ($1.04 Acquired, $4.96 Organic) — 10% Growth
- Q1 2016: $6.11 ($1.04 Acquired, $5.07 Organic) — 9% Annualized Growth

Generating Growth
Market Share Opportunities

$ in billions

Excellent Growth Opportunities

	Market Deposits (1)	United Deposits (2)	Banks	Offices (3)	Deposit Share (1)	Rank (1)
North Georgia	$ 6.6	$ 2.3	9	22	37 %	1
Atlanta, Georgia	60.8	2.4	10	36	4	6
Gainesville, Georgia	3.0	.3	1	5	12	4
Coastal Georgia	8.0	.3	2	7	3	9
Western North Carolina	11.8	1.0	1	19	8	4
East Tennessee	16.3	.6	2	12	4	5
Upstate South Carolina	21.0	1.1	4	25	5	7
Total Markets	$ 127.5	$ 8.0	29	126		

(1)FDIC deposit market share and rank as of June 30, 2015 for markets where United takes deposits. Data Source: FDIC.
(2)Based on current quarter.
(3)Excludes nine loan production offices



Key MSA Growth Markets
Projected Change 2016 - 2021

Savannah, GA	6.91%
Gainesville, GA	6.49%
Atlanta, GA	6.38%
Greenville, SC	5.70%
Asheville, NC	4.96%
Cleveland, TN	4.23%
Knoxville, TN	3.35%



State Population Growth
Projected Change 2016 – 2021

South Carolina	5.40%
North Carolina	4.93%
Georgia	4.84%
Tennessee	3.82%
United States	3.69%

Source: SNL Financial

Generating Growth

Mergers & Acquisitions Strategy

► M&A accelerates our growth strategy in new and existing markets and can be accomplished more efficiently than with a de novo plan; we seek to pair M&A with organic growth opportunities, including adding teams of local bankers to quickly increase growth.

► We are interested in pursuing transactions in our target markets including:
- Coastal South Carolina – Charleston, Myrtle Beach, Hilton Head;
- East Tennessee – Knoxville to Chattanooga and Cleveland;
- Atlanta – Northern region; and
- North Carolina – Western (Asheville area) to Eastern (Raleigh/Cary area).

► While larger transformational deals are not out of the question, we have decided to focus on roll-up targets, as we believe there are more actionable opportunities with a shorter time to complete and less risk.

► We carefully evaluate and price potential acquisitions with specific financial return targets in mind, including:
- Year one EPS accretion, not including transaction expenses;
- TBV dilution threshold in the low single digits and earnback within three years; and
- IRR of 20%+.

Generating Growth

2015 Acquisitions

MoneyTree Corp./FNB


UCBI
MoneyTree
Fairfield Glade
Crossville
Harriman
Knoxville
Rockwood
Kingston
Farragut
Seymour
Midway
Lenoir City
Wildwood
Maryville
Watertown
Spring City
Ten Mile
Sweetwater
Vonore
Great Smoky Mount
Madisonville
Dayton
Decatur
Athens
Riceville
Birchwood
Etowah
Cheoah
Hopewell
Cleveland
Benton
Springs
Andrews

- Closed on May 1 with successful operational conversion on July 18-19; business has remained stable
- Added a $425 million, 107 year old community bank
- Doubled UCBI's East TN presence in key markets – Knoxville, Lenoir City and Cleveland
- Consolidated six branches – three UCBI and three MoneyTree / FNB branches and now have 12 branches
- Executed on cost savings, which exceeded original estimates due mainly to branch overlap and back office redundancies
- Expect EPS accretion of 3% in 2016 and 2017
- TBV dilution of <1% and breakeven in < 3 years

The Palmetto Bank


UCBI
Palmetto
Cookeville
Murfreesboro
McMinnville
Maryville
Asheville
Hickory
Statesville
Greensboro
Winston-Salem
Thomasville
Salisbury
Kannapolis
Gastonia
Charlotte
Chattanooga
Dalton
Greenville
Spartanburg
Rock Hill
Monroe
Clayton
Anderson
Fort Payne
Rome
Gainesville
Greenwood
Gadsden
Marietta
Sandy Springs
Athens
Columbia
Anniston
Atlanta
Carrollton
Martinez
Augusta
Orangeburg
Peachtree City
Griffin
Eatonton
LaGrange
Sandersville
Macon
North Charleston
Charleston
Thomaston
Opelika
Warner Robins
Swainsboro
Columbus
Statesboro
Beaufort
Montgomery
Savannah
Hinesville

- Closed on September 1 with successful operational conversion on February 21-22
- Added a $1.2 billion,109 year old community bank with 25 branches covering Upstate SC
- United had previously established a regional headquarters in Greenville, including several members of Executive Management; however, only one existing branch
- Retained Senior Management positions in Banking, Mortgage, Finance and Ops/IT for business continuity and to lead growth
- Targeted cost savings will be fully realized in Q2 2016
- Double-digit EPS accretion in 2017 with TBV earnback < 5 years and IRR > 20%

United Community Banks, Inc.

$10 Billion and Beyond

Primary Regulatory Implications	► Durbin Amendment under the Dodd-Frank Act ("DFA") (debit card interchange revenue) – EPS impact of $.02 per quarter ► FDIC insurance premiums ► Stress testing ► Oversight by Consumer Financial Protection Bureau (CFPB)
Effective Dates	► Measurement date of Durbin Amendment is a snapshot of total assets as of every December 31 ► Other DFA requirements triggered after maintaining $10 billion+ in assets for four consecutive quarters

Plan to Offset Projected Financial Impact	► Company-wide project led by Chief Strategy Officer
	  • Comprehensive approach covering all areas of the Company
	  • Project management discipline and methodology
	► Currently identifying both operating revenue and expense reduction opportunities
	► M&A will also be a factor
	  • One larger or several smaller acquisitions could be accomplished in the available timeframe
	► Capital management levers also available

Summary	► Planning based upon assumption that we will exceed $10 billion as of December 31, 2016 • Absent M&A, may exceed in early 2017 (have the ability to reduce securities and wholesale funding) ► Earliest financial impact begins July 1, 2017 ► We have time to prepare based on current asset projections and DFA effective dates ► We are proactively working to increase revenues and decrease expenses to offset the projected impact, using a disciplined approach and defined project plan ► We have a proven track record of executing on initiatives to improve efficiency and financial results

3/31/2016	**12/31/2016**	**9/30/2017**
< $10 billion Assets	Anticipated > $10 billion Assets	If triggered in 2016, Q3 2017 will be first full quarter of decreased interchange income

Experienced Proven Leadership

- Over 40 years in banking
- Led company from $42 million in assets in 1989 to $9.8 billion today
- Trustee of Young Harris College
- Georgia Power Company Board Member
- GA Economic Developers Association Spirit of Georgia Award recipient

Jimmy C. Tallent
Chairman & CEO
Joined 1984



- Over 30 years in banking
- Responsible for overall banking, credit and operations
- Former Consultant and Special Assistant to the CEO and EVP of Commercial Banking for TD Bank Financial Group; and President & CEO of The South Financial Group

H. Lynn Harton
Board, President & COO
Joined 2012



- Over 35 years in banking
- Responsible for accounting, finance and reporting activities, M&A and investor relations
- Former CAO and Controller for State Street Corporation
- Former ABA Accounting Committee Chairman

Rex S. Schuette
EVP & CFO
Joined 2001



- Over 35 years in banking
- Responsible for 29 community banks with 126 branch offices
- Formerly of Riegel Textile Credit Union; President of Farmers and Merchants Bank
- Former Georgia Board of Natural Resources Board Chairman

Bill M. Gilbert
President,
Community Banking
Joined 2000



- Over 20 years experience in consumer and banking law
- Responsible for legal, enterprise risk management, and compliance
- Chairman of the Georgia Bankers Association Bank Counsel Section
- Member of the American Bankers Association Regional General Counsels

Bradley J. Miller
EVP, CRO &
General Counsel
Joined 2007



- Over 25 years in banking
- Responsible for credit risk including credit underwriting, policy and special assets
- Former EVP & Executive Credit Officer for TD Bank, NA and Chief Credit Officer of The South Financial Group.

Robert A. Edwards
EVP & CCO
Joined 2015



- Over 25 years in lending
- Responsible for specialized lending
- Former SBA head: TD Bank and Carolina First's SBA programs; President of UPS Capital Business Credit
- Highly decorated Commander in the U.S. Naval Reserve Intelligence Program (retired)

Richard W. Bradshaw
President,
Specialized Lending
Joined 2014



Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	1Q15	2Q15	3Q15	4Q15	1Q16
Net Income					
Operating net income	$ 17,670	$ 19,989	$ 21,726	$ 23,800	$ 23,944
Merger-related and other charges	-	(3,173)	(5,744)	(9,078)	(2,653)
Tax benefit on merger-related and other charges	-	997	1,905	3,486	1,004
Net Income (GAAP)	$ 17,670	$ 17,813	$ 17,887	$ 18,208	$ 22,295
Earnings per Share					
Operating earnings per share	$ 0.29	$ 0.32	$ 0.33	$ 0.33	$ 0.33
Merger-related and other charges	-	(0.04)	(0.06)	(0.08)	(0.02)
Earnings per share (GAAP)	$ 0.29	$ 0.28	$ 0.27	$ 0.25	$ 0.31
Return on Assets					
Operating return on assets	0.94 %	1.00 %	1.00 %	0.99 %	1.00 %
Merger-related and other charges	-	(0.11)	(0.18)	(0.23)	(0.07)
Return on assets (GAAP)	0.94 %	0.89 %	0.82 %	0.76 %	0.93 %
Return on Tangible Common Equity					
Operating return on tangible common equity	9.46 %	10.20 %	10.29 %	10.87 %	10.91 %
Effect of goodwill and intangibles	(0.12)	(0.30)	(0.75)	(1.69)	(1.71)
Return on tangible common equity	9.34	9.90	9.54	9.18	9.20
Effect of merger-related charges	-	(1.07)	(1.69)	(2.16)	(0.63)
Return on common equity (GAAP)	9.34 %	8.83 %	7.85 %	7.02 %	8.57 %
Expenses					
Salaries and Employee Benefits	$ 26,446	$ 27,961	$ 29,342	$ 32,939	$ 33,062
Communications and Equipment	3,271	3,304	3,963	4,735	4,290
Occupancy	3,278	3,415	4,013	4,666	4,723
FDIC Assessment and Other Regulatory Charges	1,209	1,298	1,136	1,463	1,524
Advertising and Public Relations	750	1,127	812	978	864
Postage, Printing and Supplies	938	993	1,049	1,293	1,280
Professional Fees	1,919	2,257	2,668	3,331	2,700
Other Expense	5,250	4,892	5,542	7,005	6,789
Operating Expense	$ 43,061	$ 45,247	$ 48,525	$ 56,410	$ 55,232
Merger-related charges	-	3,173	5,744	3,109	2,653
Impairment charge on real estate held for future use	-	-	-	5,969	-
Expenses (GAAP)	$ 43,061	$ 48,420	$ 54,269	$ 65,488	$ 57,885